UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: September 28, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐

This Form 6-K consists of the legal opinion which appears immediately below.
[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]
September 28, 2011
UBS AG
Bahnhofstrasse 45
CH-8098 Zurich
Switzerland
Ladies and Gentlemen:
We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”), of debt securities identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.
In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-156695) (the “Registration Statement”), including the Prospectus dated January 13, 2009, the Product Supplement dated June 23, 2011 relating to the Trigger Autocallable Optimization Securities, the Prospectus Supplement dated June 24, 2011 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated August 3, 2011 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated August 3, 2011 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated June 10, 2011 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated June 28, 2011 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated September 23, 2011 relating to the AAPL TAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the DIS Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the YHOO Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the AAPL TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the ANR Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the BA Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the CAT1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the CAT2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the CVX1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the CVX2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the DELL Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the EBAY Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the EMR Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the GGB Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the GS Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the JPM1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the JPM2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the ORCL Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the PBR Securities (as defined in Annex A hereto), the Final Terms Supplement dated September 23, 2011 relating to the SLB1 Securities (as defined in Annex A hereto) and the Final Terms Supplement dated September 23, 2011 relating to the SLB2 Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated September 28, 2011 representing the AAPL TAOS Securities, (d) the Global Security dated September 28, 2011 representing the DIS Securities, (e) the Global Security dated September 28, 2011 representing the YHOO Securities, (f) the Global Security dated September 28, 2011 representing the AAPL TYON Securities, (g) the Global Security dated September 28, 2011 representing the ANR Securities, (h) the Global Security dated September 28, 2011 representing the BA Securities, (i) the Global Security dated September 28, 2011 representing the CAT1 Securities, (j) the Global Security dated September 28, 2011 representing the CAT2 Securities, (k) the Global Security dated September 28, 2011 representing the CVX1

Securities, (l) the Global Security dated September 28, 2011 representing the CVX2 Securities, (m) the Global Security dated September 28, 2011 representing the DELL Securities, (n) the Global Security dated September 28, 2011 representing the EBAY Securities, (o) the Global Security dated September 28, 2011 representing the EMR Securities, (p) the Global Security dated September 28, 2011 representing the GGB Securities, (q) the Global Security dated September 28, 2011 representing the GS Securities, (r) the Global Security dated September 28, 2011 representing the JPM1 Securities, (s) the Global Security dated September 28, 2011 representing the JPM2 Securities, (t) the Global Security dated September 28, 2011 representing the ORCL Securities, (u) the Global Security dated September 28, 2011 representing the PBR Securities, (v) the Global Security dated September 28, 2011 representing the SLB1 Securities, (w) the Global Security dated September 28, 2011 representing the SLB2 Securities, (x) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (y) the Officer’s Certificate dated January 27, 2009, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.
Items (a) to (y) above are referred to in this letter as the “Transaction Documents”.
We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.
We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.
Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.
We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,
/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

	Aggregate
	Principal
Title of Securities	Amount	Date of Issue
Trigger Autocallable Optimization Securities due October 1, 2012 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL TAOS Securities”)	$1,325,000.00	September 28, 2011
Trigger Phoenix Autocallable Optimization Securities due October 1, 2012 (Linked to the performance of the common stock of The Walt Disney Company) (the “DIS Securities”)	$100,000.00	September 28, 2011
Trigger Phoenix Autocallable Optimization Securities due October 1, 2012 (Linked to the performance of the common stock of Yahoo! Inc.) (the “YHOO Securities”)	$160,000.00	September 28, 2011
Trigger Yield Optimization Notes due September 27, 2012 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL TYON Securities”)	$119,268.50	September 28, 2011
Trigger Yield Optimization Notes due September 5, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.) (the “ANR Securities”)	$399,970.24	September 28, 2011
Trigger Yield Optimization Notes due September 27, 2012 (Linked to the performance of the common stock of The Boeing Company) (the “BA Securities”)	$119,972.16	September 28, 2011
Trigger Yield Optimization Notes due September 27, 2012 (Linked to the performance of the common stock of Caterpillar Inc.) (the “CAT1 Securities”)	$99,932.58	September 28, 2011
Trigger Yield Optimization Notes due September 27, 2012 (Linked to the performance of the common stock of Caterpillar Inc.) (the “CAT2 Securities”)	$119,874.78	September 28, 2011
Trigger Yield Optimization Notes due September 27, 2012 (Linked to the performance of the common stock of Chevron Corporation) (the “CVX1 Securities”)	$99,911.10	September 28, 2011
Trigger Yield Optimization Notes due September 27, 2012 (Linked to the performance of the common stock of Chevron Corporation) (the “CVX2 Securities”)	$119,893.32	September 28, 2011
Trigger Yield Optimization Notes due September 27, 2012 (Linked to the performance of the common stock of Dell Inc.) (the “DELL Securities”)	$119,980.80	September 28, 2011
Trigger Yield Optimization Notes due September 27, 2012 (Linked to the performance of the common stock of eBay Inc.) (the “EBAY Securities”)	$119,947.12	September 28, 2011
Trigger Yield Optimization Notes due March 28, 2012 (Linked to the performance of the common stock of Emerson Electric Co.) (the “EMR Securities”)	$199,966.92	September 28, 2011

	Aggregate
	Principal
Title of Securities	Amount	Date of Issue
Trigger Yield Optimization Notes due December 29, 2011 (Linked to the performance of the American depositary shares of Gerdau S.A.) (the “GGB Securities”)	$99,997.26	September 28, 2011
Trigger Yield Optimization Notes due September 27, 2012 (Linked to the performance of the common stock of Goldman Sachs Group, Inc.) (the “GS Securities”)	$119,926.80	September 28, 2011
Trigger Yield Optimization Notes due March 28, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co. ) (the “JPM1 Securities”)	$99,984.61	September 28, 2011
Trigger Yield Optimization Notes due March 28, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.) (the “JPM2 Securities”)	$104,896.55	September 28, 2011
Trigger Yield Optimization Notes due September 27, 2012 (Linked to the performance of the common stock of Oracle Corporation) (the “ORCL Securities”)	$119,992.80	September 28, 2011
Trigger Yield Optimization Notes due September 27, 2012 (Linked to the performance of the American depositary shares of Petroleo Brasileiro S.A.) (the “PBR Securities”)	$119,975.64	September 28, 2011
Trigger Yield Optimization Notes due September 27, 2012 (Linked to the performance of the common stock of Schlumberger Limited) (the “SLB1 Securities”)	$119,890.80	September 28, 2011
Trigger Yield Optimization Notes due September 27, 2012 (Linked to the performance of the common stock of Schlumberger Limited) (the “SLB2 Securities”)	$99,939.60	September 28, 2011

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Numbers 333-156695 and 333-156695-01 to -17).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Kiye Sakai
	Name:	Kiye Sakai
	Title:	Executive Director

By:	/s/ Sarah Starkweather
	Name:	Sarah Starkweather
	Title:	Director
Date: 28 September 2011

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